UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

KANSAS CITY LIFE INSURANCE COMPANY
(Name of Issuer)

COMMON STOCK $1.25 PAR VALUE
(Title of Class of Securities)

484836-10-1
(CUSIP Number)

Check the following box if a fee is being paid with this statement    [ ]. (A fee is not required only if the filing person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

Page 1 of 8 Pages
CUSIP Number 484836-10-1                                       13G

 1   Name of Report Person
     S.S. or I.R.S. Identification No. of Above Person

          Charles R. Duffy, Jr., Tracy W. Knapp and Mark A. Milton,
          Trustees of the Kansas City Life Insurance Company Savings
          and Profit Sharing Plan (the "SPSP")

2	Check the Appropriate Box if a Member of a Group*
              (a) [ ]
          N/A                                             (b) [X]
 3   SEC Use Only

 4   Citizenship or Place of Organization

          Missouri
5	Sole Voting Power
Number of
0  (Participants may instruct the Trustees
  Shares                          how to vote their shares)

Beneficially    6    Shared Voting Power

 Owned by                  0

   Each         7    Sole Dispositive Power

 Reporting                 582,062  (Trustees have the power to sell
                                   Plan assets)
  Person
                8    Shared Dispositive Power
   With
                           0
 9   Aggregate Amount Beneficially Owned by Each Reporting Person

          582,062

10   Check Box if the Aggregate Amount in Row 9 Excludes Certain
     Shares*

11   Percent of Class Represented by Amount in Row 9

          5.0%

12   Type of Reporting Person*

          EP

Page 2 of 8 Pages

CUSIP Number 484836-10-1                                       13G

 1   Name of Report Person
     S.S. or I.R.S. Identification No. of Above Person

          Charles R. Duffy, Jr., Tracy W. Knapp and Mark A. Milton,
          Trustees of the Kansas City Life Employee Stock Plan
          (the "ESOP")

2	Check the Appropriate Box if a Member of a Group*
          (a) [ ]
          N/A                                              (b) [X]
 3   SEC Use Only

 4   Citizenship or Place of Organization

          Missouri
5    Sole Voting Power
 Number of
                         0  (Participants may instruct the Trustees
  Shares                     how to vote their shares)

Beneficially   6    Shared Voting Power

 Owned by                0

   Each        7    Sole Dispositive Power

 Reporting               29,401   (Trustees have the power to sell
                                   Plan assets)
  Person
               8    Shared Dispositive Power
   With
                         0
 9   Aggregate Amount Beneficially Owned by Each Reporting Person

          29,401

10   Check Box if the Aggregate Amount in Row 9 Excludes Certain
     Shares*

11   Percent of Class Represented by Amount in Row 9

          .25%

12   Type of Reporting Person*

          EP

Page 3 of 8 Pages

Item 1(a)     Name of Issuer:

              Kansas City Life Insurance Company (the "Company").

Item 1(b)     Address of Issuer's Principal Executive Offices:

              3520 Broadway, Kansas City, Missouri 64111-2565

Item 2(a)     Name of Person Filing:

This Statement is being filed by Charles R. Duffy, Jr., Tracy W. Knapp and Mark A. Milton, Trustees  ("Trustees") of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the "SPSP") and Trustees of the Kansas City Life Employee Stock Plan (the "ESOP"). The SPSP and the ESOP are collectively referred to as the "Plans". The address of the Plans and the Trustees is 3520 Broadway, Kansas City, Missouri 64111-2565.  Mr. Duffy is Senior Vice President, Operations of the Company.  Mr. Knapp is Senior Vice President, Finance of the Company.  Mr. Milton is Senior Vice President & Actuary of the Company.  Each of the Trustees is a full time employee of the Company.

Item 2(b)     Address of Principal Business Office, or if None,
              Residence:

              3520 Broadway, Kansas City, Missouri 64111-2565

Item 2(c)     Citizenship:

              See Cover Page, Item 4

Item 2(d)     Title of Class of Securities:

              Common Stock, $1.25 par value (the "Stock")

Item 2(e)     CUSIP Number:

              484836-10-1

Item 3        If this Statement is filed pursuant to Rules
              13d-1(b) or 13d-2(b), check whether the person
              filing is a:

(f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

Page 4 of 8 Pages

Item 4        Ownership:

              (a)  Amount Beneficially Owned:

                   See Cover Page, Item 9

              (b)  Percent of Class:

                   See Cover Page, Item 11

              (c)  Number of Shares as to Which Such Person Has:

                     (i) Sole power to vote or direct the vote:

                         See Cover Page, Item 5

                    (ii) Shared power to vote or direct the vote:

                         See Cover Page, Item 6

                   (iii) Sole power to dispose or direct the
                         disposition of:

                         See Cover Page, Item 7

   (iv) Shared power to dispose or direct the
        disposition of:

                         See Cover Page, Item 8

This Statement shall not be construed as an admission that the SPSP, the ESOP, or the Trustees of the respective Plans are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

Item 5        Ownership of Five Percent or Less of a Class:

              Not Applicable

Item 6        Ownership of More than Five Percent on Behalf of
                  Another Person:

Participants in the Plans have the individual right to         withdraw shares of stock, or the proceeds therefrom, from the Plans in accordance with and subject to the terms and conditions of the Plans.  No other person is known to have the right to receive or the

Page 5 of 8 Pages

              power to direct the receipt of dividends from, or
              the proceeds from the sale of, the stock.

Item 7        Identification and Classification of the Subsidiary
                  Which Acquired the Security Being Reported on by the
                  Parent Holding Company:

              Not Applicable

Item 8        Identification and Classification of Members of the
                   Group:

Each of the SPSP and the SPSP Trustees, the ESOP and the ESOP Trustees, disclaims beneficial ownership of the shares of common stock of the Company held by the other.

There are no agreements, arrangements, or understandings between or among the SPSP and the SPSP Trustees, the ESOP and the ESOP Trustees, and any other person, party, or group with respect to the acquisition, holding, voting, or disposition of the stock.

Item 9        Notice of Dissolution of Group:

              Not Applicable

Item 10       Certification:

By signing below, the undersigned certify that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Material to be Filed as Exhibits:

(a)
The Thirty-Second and Thirty-First Amendments, SPSP Plan document, were filed as Exhibit 10(b) to the Company's Form 10-K for the period ending December 31, 2009, and the Fourteenth Amendment, ESOP Plan document, was filed as Exhibit 10(c) to the Company's Form 10-K for the period ending December 31, 2005.

Page 6 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

     Date:  February 16, 2010

                                KANSAS CITY LIFE INSURANCE COMPANY
                                 SAVINGS AND PROFIT SHARING PLAN

                                    /s/Charles R. Duffy, Jr.
                                    Charles R. Duffy, Jr., Trustee

                                    /s/Tracy W. Knapp
                                    Tracy W. Knapp, Trustee

                                    /s/Mark A. Milton
                                    Mark A. Milton, Trustee

ATTENTION:  INTENTIONAL MISSTATEMENTS OR
OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (See 18 U.S.C. 1001)

Page 7 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

     Date:  February 16, 2010

                                       KANSAS CITY LIFE
                                      EMPLOYEE STOCK PLAN

                                    /s/Charles R. Duffy, Jr.
                                    Charles R. Duffy, Jr., Trustee

                                    /s/Tracy W. Knapp
                                    Tracy W. Knapp, Trustee

                                    /s/Mark A. Milton
                                    Mark A. Milton, Trustee

          ATTENTION:  INTENTIONAL MISSTATEMENTS OR
          OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
          VIOLATIONS (See 18 U.S.C. 1001)

Page 8 of 8 Pages